Exhibit 99.3

MERUS LABS INTERNATIONAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended September 30, 2015 and 2014

The following section of our report sets forth Management’s Discussion and Analysis of the financial performance and condition of Merus Labs International Inc. (“the Company” or “Merus”) for the year ended September 30, 2015 compared to the year ended September 30, 2014. The analysis should be read in conjunction with the accompanying annual audited consolidated financial statements (the “Financial Statements”) for the years ended September 30, 2015 and 2014 and the related notes thereto.

The date of this MD&A is December 3, 2015.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include:

•	the Company’s expectations regarding sales from its existing products, including its sales forecasts;

•	the Company’s ability to acquire new products;

•	the Company’s expectations regarding it ability to raise capital, including its ability to secure the financing necessary to enable us to acquire new products;

•	the Company’s expectations regarding sales from products that we acquire or license;

•	the Company’s forecasts regarding its operating expenditures, including general and administrative expenses,

•	the Company’s expectations regarding the development of its target markets;

•	the Company’s expectations regarding government regulations of its products and any new products that we acquire;

•	the Company’s expectations regarding currency exchange rates;

•	the Company’s expectations regarding income taxes;

•	the Company’s plans, objectives and targets for future revenue growth and operating performance;

•	the Company’s plans and objectives regarding new products that it may acquire; and

•	the Company’s forecast business results and anticipated financial performance.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	the acceptance of the Company’s products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

•	the Company’s ability to successfully market and sell its products;

•	the Company’s ability to increase sales of its existing products;

•	the Company’s ability to acquire new products and, upon acquisition, to successfully market and sell new products that are acquired;

•	the Company’s ability to achieve the financing necessary to complete the acquisitions to new products;

•	core patent protection for Merus’ product portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	the Company's ability to service existing debt;

•	the timing and unpredictability of regulatory actions;

•	the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of the Company’s products;

•	the ability to source, develop and commercialize new products effectively;

•	unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

•	the inability to adequately protect its key intellectual property rights;

•	the inability to make royalty payments as they become due;

•	the loss of key management or scientific personnel;

•	the activities of its competitors and specifically the commercialization of innovative or generic products that compete in the same category as the Company’s products;

•	regulatory, legal or other setbacks with respect to its operations or business;

•	market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

•	enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;

•	the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•	the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where the Company operates.

Investors should review the full discussions as to material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, included in the Company’s annual report on Form 40-F.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for the business of the Company;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company’s publicly filed disclosure documents.

All historical financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

Corporate History

The Company was originally formed on December 19, 2011 by the amalgamation of Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”) pursuant to an arrangement agreement dated November 10, 2011 pursuant to the Business Corporations Act (British Columbia). Envoy was incorporated under the laws of the Province of British Columbia as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario in December 1997. At Envoy’s annual general meeting held on March 30, 2007 the shareholders voted to amend Envoy’s articles of incorporation by changing its name to Envoy Capital Group Inc. In connection with the amalgamation of Envoy and Old Merus, Envoy continued from the jurisdiction of the Province of Ontario to the Province of British Columbia on December 16, 2011.

Old Merus was incorporated under the laws of the Province of British Columbia on November 9, 2009 under the name 0865346 B.C. Ltd. On January 22, 2010, Old Merus changed its name to Merus Labs International Inc. in connection with a plan of arrangement with Range Gold Corp. and Merus Labs Inc. (“Merus Labs”).

On October 1, 2012, the Company amalgamated with Merus Labs, a wholly owned subsidiary of the Corporation continuing under the name “Merus Labs International Inc.”

The Company’s head office is located at Suite 2110, 100 Wellington St. West, P.O. Box 151, Toronto, Ontario M5K 1H1; and its telephone number is 416-593-3725.

The common shares in the capital of the Company (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

•	On patent but at maturity stage of product life cycle

•	Branded generics

•	Under promoted products

•	Niche market pharmaceuticals

•	Products with annual sales below the critical threshold for large pharma

The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus is Canada and Europe.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

Business Model for Acquisition of Diversified Legacy Products

Merus believes that it has a unique strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow. Merus believes that this strategy will provide it with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of product acquisition candidates may be much larger for Merus than for its competitors. Management believes that its approach to product acquisition and its return objectives provide Merus with a competitive advantage in acquiring products as Merus can purchase diversified bundles of products from a single vendor. In contrast, Merus’ competitors, such as niche pharmaceutical companies, are more likely to focus on individual product acquisition within the same therapeutic area. As a result, certain vendors may view Merus as a preferred purchasing candidate.

Predictable Cost Structure

Merus’ plan is to establish a predictable cost structure by relying on a small employee base and outsourcing more of the operational functions associated with its business, including warehousing, distribution, customer service, invoicing, collections, regulatory affairs, medical and drug information, human resources and informational technology. Wherever possible, Merus achieves cost controls by entering into contractual supply and/or service agreements that dictate fixed or percentage fixed costs with annual adjustments for inflation. In the case of its manufacturing supply agreements, its cost of goods will be based on a fixed, per unit cost with annual inflationary adjustments. Management believes the predictability, flexibility and efficiency gained by contracting with established, experienced service organizations will assist Merus in maintaining its margins and maximizing distributable cash.

Partnership with Leading Service Providers

Related to the above, Merus will enter into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intend to pursue this strategy in the future.

Competitors of Merus

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area, region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. Merus expects to compete with a variety of drug companies. With respect to its acquisition strategy, Merus expects to compete principally with other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy. These companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. In addition, since Merus is not focused on specific therapeutic classes, it will have the ability to purchase diversified products and product bundles.

OVERVIEW

During the last twelve months ended September 30, 2015 and up to the date of this MD&A, the Company announced the following:

•	July 10, 2015 – Merus Announces Filing of Preliminary Base Shelf Prospectus

•	June 3, 2015 – Merus Provides Update on German Reimbursement Review

•	June 1, 2015 – Merus Announces Closing of Over-Allotment Option

•	May 28, 2015 – Merus Labs to Present at Jefferies 2015 Healthcare Conference in New York

•	May 26, 2015 – Merus Appoints Frank Rotmann VP & Head of European Operations

•	May 22, 2015 – Merus Acquires Specialty Product Rights in Multiple Countries

•	April 30, 2015 – Merus Announces Closing of $60.0 Million Bought Deal Financing

•	March 27, 2015 – Merus Appoints New Director and Provides European Update

•	March 2, 2015 – Merus Announces Settlement of Canadian Patent Litigation

•	February 4, 2015 - Merus Appoints Geoff Morrow as Vice President, Business Development

•	December 15, 2014 - Merus Appoints Barry Fishman as Chief Executive Officer

•	November 17, 2014 - Merus Announces Normal Course Issuer Bid

OVERALL PERFORMANCE

For the year ended September 30, 2015, the Company incurred a net loss of $237,879 compared to a net loss of $8,061,698 for the year ended September 30, 2014. For the year ended September 30, 2015, EBITDA1 was $29,858,745, compared to $13,143,414 for the prior year. Adjusted EBITDA, which adds back (deducts) non-cash share based compensation expense, foreign exchange, derivative losses and (gains), investment expenses and acquisition costs, was $32,613,913, compared to $13,344,775 for the prior year. As at September 30, 2015, the Company had an accumulated deficit of $61,271,614.

Cash provided by operating activities of the Company was $20,350,329 for the year ended September 30, 2015, compared to cash provided by continuing operations of $12,762,554, for the year ended September 30, 2014.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of God and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

1EBITDA – Non-IFRS Financial Measures

The term EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, and acquisition costs. The Company believes EBITDA to be an important measurement that allows it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA used by other issuers.

	Three Months Ended September 30		Year Ended September 30
	2015	2014	2015	2014

Net loss for the period	$22,512	$(4,549,086)	$(237,879)	$(8,061,698)

Interest expense	1,237,317	1,192,304	5,975,357	3,468,940
Income tax (recovery) expense	(1,450,242)	132,482	(1,079,294)	536,600
Depreciation	4,067	354	15,591	3,547
Amortization	7,331,944	3,792,420	25,184,970	12,983,584
Impairment charges	-	4,212,441	-	4,212,441

EBITDA	$7,145,598	$4,780,915	$29,858,745	$13,143,414

Add/(Deduct):
Non-cash stock based compensation	475,995	116,572	2,512,459	1,251,584
Investment expense	2,335	123,714	1,769	131,663
Foreign exchange (gains) losses	137,749	(1,114,217)	(1,294,980)	(1,008,834)
Derivative losses (gains)	1,548,775	(516,622)	1,535,920	(173,052)

Adjusted EBITDA	$9,310,452	$3,390,362	$32,613,913	$13,344,775

PRODUCT SUMMARY

The Company currently has products in the area of urology/women's health, anticoagulants, cholinergic agents, hormone replacement therapies, and anti-infectives.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

According to an article published in the Reviews of Urology by the Department of Urology, New York University School of Medicine, in women, moderate and severe bother have a prevalence ranging from about 3% to 17%. Severe incontinence has a low prevalence in young women, but rapidly increases at ages 70 through 80. In men, the prevalence of incontinence is much lower than in women, about 3% to 11% overall, with urge incontinence accounting for 40% to 80% of all male patients. Incontinence in men also increases with age, but severe incontinence in 70- to 80-year-old men is about half of that in women.

Decision Resources, an advisory firm for pharmaceutical and healthcare issues, finds that although more than 50 percent of people with overactive bladder in the world’s major pharmaceutical markets are undiagnosed, the sizeable prevalent population fuels significant sales for the indication. As a result, the overactive bladder drug market will increase from approximately $3 billion in 2009 to nearly $4 billion in 2019 in the United States, France, Germany, Italy, Spain, United Kingdom and Japan.

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc. A key patent protecting Emselex®/Enablex® expires in August 2016, however, the Company also has a Supplementary Protection Certificate ("SPC") which is expected to provide an additional barrier to generic entrants until October 2019 in most European markets.

In July 2012, the Company acquired from Novartis, the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As overactive bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

As Merus has acquired the product rights in a number of European countries in which the product was not being actively marketed, we have entered into promotion and distribution agreements with local marketing and sales organizations with the goal of incrementally increasing sales in those regions.

Under the terms of the agreements, the partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. Other than Switzerland and Canada, the territories covered by these distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years. Merus has entered into these promotion and distribution agreements with partner companies that have a wealth of knowledge and expertise in their local markets. Emselex®/Enablex® is a major growth driver for the Company and these collaborations will enable Merus to broaden its reach in countries which were previously underserved in terms of marketing and sales efforts.

Anticoagulants

Anticoagulants prevent stroke and systemic embolism in patients with Atrial Fibrillation. Atrial Fibrillation (AF) is the most common cardiac arrhythmia (heart rhythm disorder) and is associated with palpitations, chest pain, or congestive heart failure. Embolism refers to where a clot exists and breaks off and flows into the blood stream later clogging an artitery. Antigoagulants treat and prevent deep vein thrombosis (DVT) and pulmonary embolism (PE) and also prevent venous thromboembolic events (VTE) in patients who have undergone hip or knee replacement surgery.

•	Atrial Fibrillation: AF affects 1–2% of the population and likely to increase in the next 50 years. Prevalence of AF increases with age, from 0.5% at age 40-50, to 5–15% at age 80. Over 6 million Europeans suffer arrhythmia with prevalence estimated to double in the next 50 years
•	VTE: Approximately 1.1 million venous thromboembolic events occur each year across the EU encompassing: DVT events - 61% of total and PE events - 39% of total

When patients have AF the heart’s two upper chambers (atria) begin to quiver instead of beating effectively. As a result, blood isn’t pumped completely out of the atria and begins to pool and clot. The clot later leaves the heart via blood flow to the brain where it can lodge in a brain artery causing a stroke. It is estimated that 15% of strokes occur with patients with AF.

Global Industry Analysts Inc., one of the world’s largest market research publishers, projected that the global anticoagulants market will soon surpass $11.2Bn, driven by an aging global population, rising incidence of cardiovascular diseases, cancers, and acute hip and knee complications, as well as emergence of innovative therapeutics targeting new and previously targeted clotting factors.

Anticoagulants are a rapidly evolving market for both legacy and emerging treatment regimes. Dominated by just two therapy classes – vitamin K antagonist and heparin injectables; the anticoagulants industry has come a long way since the 1990s, when advancements in thrombotic disease detection and increased physician awareness were major drivers for market growth. Market growth is currently led by the arrival of novel therapeutics as well as favorable demographic tailwinds. The United States and Europe dominate the global anticoagulants market, which is expected to grow dramatically as advanced therapeutics present brighter prospects for coagulation as well as patient management. While novel drugs are likely to impact the market sometime in near future, factors that already influence market prospects include increasing use of low molecular weight heparins, patient population (Baby Boomers reaching age of retirement), and additional indications for existing drugs. Future impact of anticoagulants is expected to mainly result from enormous patient potential. Among these, an aging population at growing risk of venous and arterial problems and patients on long-term anticoagulation would be the major influencers. Currently, the global anticoagulants market is led by vitamin K antagonist (VKA), unfractionated heparin and low molecular weight heparins (heparins). The injectable anticoagulants market has maintained a steady pace over the years with more number of patients receiving anticoagulation with one or more of the injectable therapies. From 2008 to Sept 2013 total European VKA sales have grown from $188MM to $225MM with Warfarin and Acenocoumarol as the only molecules representing annual growth in each respective year.

Sintrom®

In September 2014, the Company acquired from Novartis, in certain European countries, the rights to manufacture, market, and sell the branded prescription medicine product Sintrom® (acenocoumarol). Acenocoumarol is an anticoagulant indicated for the treatment and prevention of thromboembolic diseases. Sintrom® has been available in Europe for over 50 years and in calendar year 2013 the product had net sales of approximately US$28 million in the territories acquired.

Sintrom was approved in Europe in the early 1950’s and its patent expired in 1964. As a result, the product has not only been on the European market for over five decades but also faced generic competition over the same period. It is important to note that the product is not subject to intense competition from generics given the legacy nature of the product (effective and well known), its low price and strong market share. These key competitive features make the product uneconomical for new generic entries.

VKA’s represent a fraction of the price of NOAC’s. Within the VKA European market, Sintrom is priced in the mid-tier with the generic version of the drug representing the lowest price at almost half of Sintrom. It is important to note that generic versions of Sintrom are only available in four European countries; Netherlands, Poland, Romania and Hungary. From a competition perspective, the threat of generics remains low for several reasons: 1) Sintrom along with other VKA’s are legacy drugs and are priced to compete with generics providing an economic barrier; 2) Europe is highly fragmented with multiple local registration requirements for generics providing a political barrier; and 3) Sintrom has an established brand in these market and has increased sales in some countries despite presence of a generic.

Sintrom’s key competition in the Vitamin K antagonist (VKA) segment of the anticoagulant business is Warfarin and Marcoumar. Warfarin holds the largest market share and is sold in several different countries under different brand names. Warfarin is the chemical name for Coumadin and is manufactured as a generic by several different manufactures including Barr, Sandoz, Merck, Taro, and others. Warfarin is a direct competitor of Sintrom, but not a generic substitute because although similar, it is not the same molecule. The major difference between the above noted products is biological half-life (T ½ or biological half-life is the time required for an organism to eliminate one-half of a substance which has been introduced into it). The key benefit of Sintrom is because it has a shorter biological half-life, doctors are able to adjust dosages in the short term and can more readily apply an antidote. Both Warfarin and Marcoumar have a longer life and thus provide more constant long term plasma levels.

New Oral Anti-Coagulants (NOAC’s) such as Pradaxa (Boehringer Ingelheim), Xarelto (Bayer) and Eliquis (Apixaban) obtained EMA approval in 2011/2012 with patent expiry in 2020/2023. These products are the “next generation” of anti-coagulants and have many benefits over legacy anti-coagulants such as VKA’s and as a result many international guidelines recommend NOAC as the preferred option. However, VKAs in some countries are still the preferred option due to local guidelines, broad physician experience, and low price (NOAC's can be up to 50 times more expensive). NOAC’s are superior to VKA’s in terms of safety, efficacy and therapeutic window and for this reason have received much attention since their introduction. However, these drugs exhibit one key issue – in emergency bleeds or surgery, physicians are unable to medically administer an antidote unlike VKA’s. Furthermore, given NOAC’s do not require the same level of monitoring, VKA’s provide physicians with greater oversight over patient progress prompting emergency avoidance. Lastly, doctors have been using VKA’s for decades and as a result are comfortable with dosing, monitoring procedures and reversals vs NOAC’s.

Sintrom is sold predominantly through distributors with whom Merus already has established relationships. Sintrom will be sold by the distributors to wholesalers and pharmacy networks.

Sintrom will continue to be manufactured by Novartis and its contract organizations for a period of time in order to allow Merus to transition the product manufacturing to a contract manufacturer and obtain the related approvals. The transition to a third party manufacturer is expected to provide additional cost savings. The Company has signed agreements with two contract manufacturers and is currently undergoing the technology transfer process.

The Company funded the Sintrom® acquisition with cash on hand (from operations and equity financings), the issuance of preferred shares, and a debt facility provided to Merus by a syndicate of lenders which also refinanced the Company’s existing debt. Pursuant to the acquisition, Merus in-licensed the Sintrom® trademark, certain related intellectual property, and acquired other information and materials required to continue commercializing the brand in the territories acquired.

Cholinergic Agents

Cholinergic agents work by increasing the secretion of saliva from the salivary glands, which helps to relieve dry mouth. Pilocarpine is considered to be the gold standard, however there are less effective alternative therapies (non-pilocarpine) that exist.

Salagen

In May 2015, Merus acquired the product rights to Salagen (pilocarpine hydrochloride) capsules from Novartis AG in 18 European territories. Salagen® is indicated for xerostomia following radiation therapy, in addition to Sjogren's syndrome. Salagen® had total sales of approximately $7.8 million in 2014. The first marketing authorization was received in 2001 (in EU) and the product has no patent life remaining.

Hormone Replacement Therapies

Hormone replacement therapies (HRT’s) use estrogen to alleviate menopausal systems or osteoporosis.

Estraderm

In May 2015, Merus acquired the product rights to Estraderm MX (β-Estradiol) transdermal patches from Novartis AG in six markets, four of which are in Europe. Estraderm® is indicated to manage certain symptoms of post-menopause and to prevent osteoporosis related to menopause. Estraderm® sales were approximately $3.6 million in 2014. The first marketing authorization was received in 2001 (in EU) and the product has no patent life remaining.

Anti-infectives

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a published report. Antibacterials represent the largest segment of the anti-infectives market globally. The competitive landscape remains highly fragmented, however Merck and GSK are market leaders in the category.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010.

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Changes in the Competitive Landscape

Enablex

In June 2014, Merus received notification from Apotex Inc. (“Apotex”) that it has filed with Health Canada an Abbreviated New Drug Submission (“ANDS”) seeking market approval for a generic version of Enablex® (darifenacin hydrobromide tablets) for the Canadian marketplace. In connection with this filing, we received Notices of Allegation (“NOAs”) from Apotex against our Enablex® patents listed on the Canadian patent register which expire in August of 2016 and beyond. The NOAs were issued under the Canada Patented Medicines (Notice of Compliance) Regulations (the “Regulations”). Enablex® is currently protected in Canada by three issued patents listed on the Canadian patent register. On March 2, 2015, Merus reached an out of court settlement with Apotex and litigation has ceased.

During 2014, the Company was informed by the German Federal Joint Committee (G-BA), responsible for directives on drug reimbursement policy, that in Germany there is a plan to introduce a single reimbursement class for all anticholinergic-based OAB products in the market. This new classification would effectively set a maximum reimbursable price for public payors. The Committee invited Merus to provide a rationale for Enablex (Darifenacin) being excluded from the class, which the Company has done. The process of assessing arguments for exclusion from the class, the determination of a reimbursement price for the class, and that price becoming effective could take up to a year or more. Most recently the Company attended an oral hearing on June 9, 2015 along with other affected pharmaceutical companies. The Company has been notified that Darifenacin will not be excluded from the class and thus will be subject to a maximum reimbursement price. The specifics of class including the maximum reimbursable price has not been determined, however, a final decision is expected shortly. Management expects the maximum price to be effective sometime during fiscal 2016. Depending on the maximum reimbursable price, there may be a material adverse effect on sales.

Arbitration Proceeding

The Company has received notice of a request for arbitration from the original owner of the Company’s former Factive® product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names the Company as a respondent together with Cornerstone and Vansen Pharma, Inc. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive product to Merus. The original owner is seeking an award for damages relating to an alleged breach of contract, as well as disgorgement of revenues and other benefits derived by the Company from sales of Factive. The Company is defending the claim and has denied any liability to the original owner. The Company and Cornerstone have each asserted claims against the other, seeking indemnity and damages related to the original owner’s claim.

RESULTS OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2015 AND 2014

For the year ended September 30, 2015, the Company incurred a net loss of $237,879 ($0.00 per share), compared to a net loss of $8,061,698 ($0.15 per share) for the prior year. EBITDA for the year ended September 30, 2015 was $29,858,745, compared to EBITDA for the prior year of $13,143,414. Adjusted EBITDA, which adds back (deducts) non-cash stock based compensation, foreign exchange, derivative losses and (gains), investment expenses and acquisition costs, was $32,613,913 for the year ended September 30, 2015, compared to $13,344,775 for the prior year.

Revenues and Gross Margin

	Years ended September 30
	2015	2014
Revenue:
Enablex/Emselex	$27,380,718	$20,699,916
Sintrom	15,486,207	1,007,443
Salagen	2,141,556	-
Vancocin	3,272,165	4,444,081
Estraderm	677,779	-
Total Revenue	48,958,425	26,151,440
Cost of Goods Sold	7,535,124	4,493,769
Gross Margin	$41,423,301	$21,657,671

Revenues were $48,958,425 for the year ended September 30, 2015 compared to revenues of $26,151,440 for the year ended September 30, 2014. Revenues in the prior year were attributable to sales of Vancocin, Enablex, and Sintrom. Revenues during the year ended September 30, 2015 also include sales of Salagen and Estraderm. Salagen and Estraderm sales were only recorded from May 22, 2015, the date of acquisition, to September 30, 2015.

Gross margin for the year ended September 30, 2015 was $41,423,301 (85%) compared to gross margin of $21,657,671 (83%) for the year ended September 30, 2014. The higher margin as a percentage of revenue in the current period is primarily a result of recording Sintrom, Salagen, and Estraderm sales on a net basis (as discussed below) and an increase in the average selling price in Germany for Enablex resulting from the expiration of a legacy marketing agreement in December 2014.

Revenues from Sintrom during the year ended September 30, 2015 were $15,486,207, compared to $1,007,443 for the year ended September 30, 2014. The increase is entirely related to twelve months of operations in the current year versus less than one month of operation in the prior year (Sintrom was acquired September 8, 2014).

During the current year, the Company recorded the majority of Sintrom revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses, subject to a transition arrangement whereby Novartis continues to provide certain sales and distribution functions while the parties work through the process of transferring the necessary marketing authorizations. As a result of this arrangement the Company is considered to be acting as an agent rather than principal and revenues are recorded on a net basis. Had the Company recorded Sintrom on a gross basis, revenues and cost of goods would have been higher by $16,188,726.

During September 2015, the presentation of revenues from Sintrom in Spain switched from a net basis to a gross basis as a result of the marketing authorization and commercial operations in Spain being transferred from Novartis to Merus. As a result, the revenues and cost of goods related to any sales conducted directly by Merus were recorded separately on a gross basis as if Merus were acting as the principal. In addition to switching to a gross basis in Spain, the Company also acquired and transferred to its partner the local inventory. These sales resulted in a higher than normal level of revenues in September as Merus’ distributor in Spain built up inventory.

Revenues from Salagen during the year ended September 30, 2015 were $2,141,556. Similar to Sintrom, during the current period, the Company recorded Salagen revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses. Had the Company recorded Salagen on a gross basis, revenues and cost of goods would have been higher by $511,296.

Revenues from Estraderm during the year ended September 30, 2015 were $677,779. Similar to Sintrom, during the current period, the Company recorded Estraderm revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses. Had the Company recorded Estraderm on a gross basis, revenues and cost of goods would have been higher by $474,378.

Revenues attributable to Enablex for the year ended September 30, 2015 were $27,380,718, compared to $20,699,996 for the year ended September 30, 2014. Revenues for Enablex were higher in the current year compared to the prior year due primarily to an increase in the average selling price in Germany for Enablex resulting from the expiration of a legacy marketing agreement in December 2014 and an increase in sales volumes in the UK. Until the end of December 2014, the Company was bound to a legacy marketing and distribution agreement in Germany. Upon its expiration at the beginning of the fiscal second quarter, the Company began to benefit from gaining a larger portion of revenue in the territory.

Revenues attributable to Vancocin were $3,272,165 for the year ended September 30, 2015, compared to $4,444,081 for the year ended September 30, 2014. The decrease in revenue from this product in the current fiscal year primarily due to the entry of a second generic Vancomycin which began to impact the market during the third quarter of fiscal 2014.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $926,758 for the year ended September 30, 2015, compared to $2,933,340 for the year ended September 30, 2014. Sales and marketing expenses were higher during the prior year primarily due to strategic investment in marketing and promotion for Enablex, specifically in territories not previously addressed or underserved. As the promotional program matures, less spend has been allocated to the product.

General and Administrative Expense

General and administrative expenses for the year ended September 30, 2015 were $10,395,089, compared to $6,631,140 for the year ended September 30, 2014. Excluding the impact of non-cash share based compensation, general and administrative expenses in the current year increased by $2,503,074 compared to the previous year, primarily due to higher legal expenses relating to arbitration and litigation, increased headcount, increased investment in business development and due diligence with respect to potential acquisitions, and the scaling up of operations due to a larger product portfolio.

Amortization of Intangible Assets

The year ended September 30, 2015 included amortization expense of $25,184,970, compared to $12,983,584 for the year ended September 30, 2014. The increase in amortization is mainly due to the addition of Sintrom, Salagen, and Estraderm to the portfolio.

Interest Expense and Foreign Exchange Gains and Losses

Interest expense of $5,975,357 was incurred during the year ended September 30, 2015, compared to $3,468,940 for the year ended September 30, 2014. The higher interest charges relate to the additional debt incurred for the purchase of Sintrom.

Foreign exchange gains of $1,294,980 were recorded in the year ended September 30, 2015, primarily due to the appreciation in value of US dollar and Euro denominated balances, Foreign currency gains of $1,008,834 were incurred in the prior year due to the appreciation of the Euro relative to the Canadian dollar as well as the purchase of US dollars at favourable exchange rates in advance of the acquisition of Sintrom.

Derivative losses of $1,545,920 were recorded in the year ended September 30, 2015, primarily related to the settlement and mark-to-market of unfavourable Euro foreign exchange hedges during the period as well as the settlement and mark-to-market of an unfavourable interest rate swap in connection with the Company’s senior debt. Derivative gains of $173,052 were recorded in the prior year due to the settlement and mark-to-market of favourable Euro foreign exchange hedges.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

For the three months ended September 30, 2015, the Company generated net income of $22,512 ($0.00 per share), compared to a net loss of $4,549,086 ($0.06 per share) for the prior year. EBITDA for the three months ended September 30, 2015 was $7,145,598, compared to EBITDA for the prior year comparative period of $4,780,915. Adjusted EBITDA, which adds back (deducts) non-cash stock based compensation, foreign exchange, derivative losses and (gains), investment expenses and acquisition costs, was $9,310,452 for the three months ended September 30, 2015, compared to $3,390,362 for the prior year.

Revenues and Gross Margin

	Three months ended September 30
	2015	2014

Revenue:
Enablex/Emselex	$7,314,493	$4,129,377
Sintrom	5,986,210	1,007,443
Salagen	1,493,033	-
Vancocin	871,589	882,204
Estraderm	479,154	-
Total Revenue	16,144,479	6,019,024
Cost of Goods Sold	4,019,863	932,190
Gross Margin	$12,124,616	$5,086,834

Revenues were $16,144,479 for the three months ended September 30, 2015 compared to revenues of $6,019,024 for the three months ended September 30, 2014. All revenues in the prior year comparative period were attributable to sales of Vancocin, Enablex, and Sintrom. Revenues during the period ended September 30, 2015 also include sales of Salagen and Estraderm.

Gross margin for the three months ended September 30, 2015 was $12,124,616 (75%) compared to gross margin of $5,086,834 (85%) for the three months ended September 30, 2014. The lower margin as a percentage of revenue in the current period is primarily a result of recording Sintrom on a gross basis (as discussed below).

Revenues from Sintrom during the three months ended September 30, 2015 were $5,986,210, compared to $1,007,443. The increase is entirely related to three months of operations in the current year versus less than one month of operation in the prior year (Sintrom was acquired September 8, 2014).

During the current period, the Company recorded the majority of Sintrom revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses, subject to a transition arrangement whereby Novartis continues to provide certain sales and distribution functions while the parties work through the process of transferring the necessary marketing authorizations. As a result of this arrangement the Company is considered to be acting as an agent rather than principal and revenues are recorded on a net basis. Had the Company recorded Sintrom on a gross basis, revenues and cost of goods would have been higher by $4,545,842.

During September 2015, the presentation of revenues from Sintrom in Spain had switched from a net basis to a gross basis as a result of the marketing authorization and commercial operations in Spain being transferred from Novartis to Merus. As a result, the revenues and cost of goods related to any sales conducted directly by Merus were recorded separately on a gross basis as if Merus were acting as the principal. In addition to switching to a gross basis in Spain, the Company also acquired and transferred to its partner the local inventory. These sales resulted in a higher than normal level of revenues in September as Merus’ distributor in Spain built up inventory.

Revenues from Salagen during the three months ended September 30, 2015 were $1,493,033. During the current period, the Company recorded Salagen revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses. Had the Company recorded Salagen on a gross basis, revenues and cost of goods would have been higher by $350,732.

Revenues from Estraderm during the three months ended September 30, 2015 were $479,154. During the current period, the Company recorded Estraderm revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses. Had the Company recorded Estraderm on a gross basis, revenues and cost of goods would have been higher by $337,537.

Revenues attributable to Enablex for the three months ended September 30, 2015 were $7,314,493, compared to $4,129,377 for the three months ended September 30, 2014. Revenues for Enablex were higher in the current period compared to the same period last year due primarily to sales in Germany being recorded at the full ex-factory price due to the expiration of a legacy marketing agreement.

Revenues attributable to Vancocin were $871,589 for the three months ended September 30, 2015, compared to $882,204 for the three months ended September 30, 2014. The slight decrease in revenue from this product in the current year comparative period was primarily due to the entry of a second generic Vancomycin which began to impact the market during the third quarter of fiscal 2014.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $188,927 for the three months ended September 30, 2015, compared to $614,698 for the three months ended September 30, 2014. Sales and marketing expenses were higher during the prior year period primarily due to strategic upfront investment in marketing and promotion for Enablex, specifically in territories not previously addressed such as the UK.

General and Administrative Expense

General and administrative expenses for the three months ended September 30, 2015 were $3,101,232, compared to $1,198,346 for the three months ended September 30, 2014. Excluding the impact of non-cash share based compensation, general and administrative expenses in the three month period increased by $1,543,463 compared to the previous year, primarily due to higher legal expenses relating to arbitration and litigation, increased headcount, increased investment in business development and due diligence with respect to potential acquisitions, and the scaling up of operations due to a larger product portfolio.

Amortization of Intangible Assets

The three months ended September 30, 2015 included amortization expense of $7,331,944, compared to $3,792,420 for the three months ended September 30, 2014. The increase in amortization is mainly due to the addition of Sintrom, Salagen, and Estraderm to the portfolio.

Interest Expense and Foreign Exchange Gains and Losses

Interest expense of $1,423,495 was incurred during the three months ended September 30, 2015, compared to $1,192,304 for the three months ended September 30, 2014. The lower interest charges relate to the lower debt balance that was incurred with respect to the purchase of Sintrom.

Foreign exchange losses of $137,749 were incurred in the three months ended September 30, 2015, primarily due to the appreciation in value of US dollar denominated liabilities. Conversely, foreign currency gains of $1,114,217 were recorded in the same period last year due to the appreciation of the Euro relative to the Canadian dollar as well as the purchase of US dollars at favourable exchange rates in advance of the acquisition of Sintrom.

Derivative losses of $1,548,775 were incurred in the three months ended September 30, 2015, primarily the settlement and mark-to-market of unfavourable Euro foreign exchange hedges during the period as well as the settlement and mark-to-market of an unfavourable interest rate swap in connection with the Company’s senior debt. Derivative gains of $516,662 were recorded in the prior year due to the settlement and mark-to-market of favourable Euro foreign exchange hedges.

SUMMARY OF QUARTERLY RESULTS

Seasonality

Merus’ product lines are generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues have not indicated that any of the Company's products will have seasonal variations which would materially impact revenue.

	Q4 2015	Q3 2015	Q2 2015	Q1 2015

Revenues	$16.14 million	$9.51 million	$12.68 million	$10.63 million
Gross margin	$12.12 million	$8.69 million	$11.24 million	$9.37 million

Net income (loss)	$0.02 million	($1.81) million	$1.76 million	($0.22) million

Earnings (loss) per share:
Basic	$0.00	($0.02)	$0.03	($0.00)
Diluted	$0.00	($0.02)	$0.03	($0.00)

EBITDA[1]	$7.15 million	$5.84 million	$9.42 million	$7.46 million

	Q4 2014	Q3 2014	Q2 2014	Q1 2014

Revenues	$6.02 million	$7.18 million	$6.69 million	$6.26 million
Gross margin	$5.09 million	$5.82 million	$5.48 million	$5.27 million

Net income (loss)	($4.55) million	($0.17) million	($1.45) million	($1.89) million

Earnings (loss) per share:
Basic	($0.06)	($0.00)	($0.04)	($0.05)
Diluted	($0.06)	($0.00)	($0.04)	($0.05)

EBITDA	$4.78 million	$3.76 million	$2.52 million	$2.07 million

1EBITDA – Non-IFRS Financial Measures - see definition under "Overall Performance"

LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at September 30, 2015, excluding provisions and obligations related to long term debt, the Company had working capital of $47,162,873 compared to $16,274,224 at September 30, 2014. The increase in working capital was due primarily to the completion of a prospectus offering, along with cash generated from operations, offset by the acquisition of two products and scheduled repayments against the credit facility.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations, while strategically looking for new acquisitions. The Company completed four financings during the prior fiscal year, including two bought deal prospectus offerings, a preferred share financing and an acquisition involving cash. The Company used the majority of these funds, along with additional debt financing primarily for its acquisition of Sintrom in September 2014. In April 2015, the Company completed its most recent bought deal financing for gross proceeds of $60 million and in May, the Company used a portion of those proceeds to acquire the rights to Salagen and Estraderm for approximately $37 million.

The Company generates significant positive cash flow from operations, however, the Company may raise additional financing, if required, to pursue the acquisition of other pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided by operations of the Company was $3,546,644 and $20,350,329 for the three months and year ended September 30, 2015, respectively, compared to $3,473,690 and $12,762,554 for the three months and year ended September 30, 2014, respectively. The increase in cash flows from operations in the current year period was primarily a result of increased revenues with respect to Enablex, cash flows generated from the Sintrom operations for the entire year, and the contribution of Salagen and Estraderm.

Cash provided by (used in) financing activities for the three months and year ended September 30, 2015 was ($4,000,000) and $44,295,988, respectively, compared to cash provided by financing activities for the three months and year ended September 30, 2014 of $64,260,944 and $108,807,923, respectively. The current year period includes proceeds of the prospectus offering and option exercises offset by scheduled debt repayments and dividends paid on the preferred shares. The prior year comparative period includes proceeds from a debt financing, preferred share financing, and a smaller prospectus offering offset by scheduled debt repayments on the former debt facility.

Cash used by investing activities was $142,231 and $38,017,707 for the three months and year ended September 30, 2015, respectively compared to cash used by investing activities of $115,440,074 and $115,296,277 for the three months and year ended September 30, 2014, respectively. Cash used during the current period related primarily to the purchase of Salagen and Estraderm, along with technology transfer costs for Enablex, Sintrom, and Vancocin. Cash used by investing activities in the prior year was primarily related to the purchase of Sintrom and technology transfer costs for Enablex, offset by cash acquired on the acquisition of a company.

COMMITMENTS

(a) Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

September 30, 2015
Less than 1 year	$105,576
1 to 2 years	105,576
2 to 3 years	26,394
Thereafter	-
Total	$237,546

(b) Liability settlement

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

		Fiscal year ended September 30
At September 30, 2015	Total	2016	2017	2018	Thereafter
Debt	$64,000,000	$16,000,000	$16,000,000	$16,000,000	$16,000,000
Accounts payable and accrued liabilities	8,314,308	8,314,308	-	-	-
Income taxes payable	1,460,249	1,460,249	-	-	-
Total	$73,774,557	$25,774,557	$16,000,000	$16,000,000	$16,000,000

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At September 30, 2015, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Year ended September 30
	2015	2014

Salaries	$1,538,240	$1,440,910
Share based compensation	2,512,459	1,251,584
	$4,050,699	$2,692,494

CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting policies

There were no changes in the Company’s critical accounting policies during the period.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company's disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at September 30, 2015, management evaluated the design and operating effectiveness of the Company’s internal controls over financial reporting and concluded as at September 30, 2015, the Company’s internal controls over financial reporting were operating effectively.

There were no material changes made to the Company’s internal controls over financial reporting during the year ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In addition, management assessed disclosure controls and procedures to be effective as of September 30, 2015.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 3, 2015 the Company had 102,301,641 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of February 11, 2015, the Company had 10,000 Series A Preferred Shares issued and outstanding, each with a liquidation value of $1,000, for a total value of $10,000,000. The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem these Preferred Shares after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium.

Stock Options

The Company has 3,818,500 stock options outstanding as at December 3, 2015.

Share Purchase Warrants

The Company has no share purchase warrants outstanding as at December 3, 2015.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.